

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2023

Yifan Liang
Chief Financial Officer and Corporate Secretary
Alpha and Omega Semiconductor Limited
Clarendon House, 2 Church Street
Hamilton HM 11 Bermuda

> **Re: Alpha and Omega Semiconductor Limited**
> **Form 10-K for the Fiscal Year Ended June 30, 2022**
> **Filed September 20, 2022**
> **File No. 001-34717**

Dear Yifan Liang:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing